SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated April 30, 2007, entitled “Notice of Annual General Meeting.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: April 30, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated April 30, 2007, entitled “Notice of Annual General Meeting.”

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (“AGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Wednesday, 23rd May, 2007 at 3:00 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31st December, 2006.

2.	To re-elect three retiring class III directors (“Class III Directors”) and authorize the Board of Directors to fix their remuneration.

3.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

4.	To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company as at the date of the resolution (as adjusted) (the “Issue Mandate”).

5.	To grant a general mandate to the Board of Directors to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company as at the date of the resolution (the “Repurchase Mandate”).

6.	Conditional on the passing of resolutions 4 and 5 approving the Issue Mandate and the Repurchase Mandate, to authorize the Board of Directors to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company.

Notes:

1.	This is a summary of the full text of the Notice of AGM (“Notice”). The full text of the Notice is contained in a circular dated 30th April, 2007 to shareholders with further information about the business to be conducted at the AGM.

2.	A shareholder of the Company entitled to attend and vote at the AGM convened by the above notice is entitled to appoint more than one proxy to attend and vote instead of him. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands. A proxy need not be a member of the Company.

3.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the AGM or adjourned AGM (or 24 hours before a poll is taken, if the poll is not taken on the same day as the AGM or adjourned AGM). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the AGM or any adjournment thereof should he so wish.

4.	The register of members of the Company will be closed from 14th May, 2007 to 23rd May, 2007 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 23rd May, 2007, the record date for the AGM, will be entitled to attend and vote at the AGM.

5.

In relation to Resolution 2, three Directors, Yang Yuan Wang, Tsuyoshi Kawanishi and Fang Yao, whose initial appointments as Directors took effect on 25th September, 2001 (in respect of Yang Yuan Wang and Tsuyoshi Kawanishi who were re-appointed as Directors and designated as Class III Directors on 18th March, 2004) and 6th February, 2006 (in respect of Fang Yao who was re-appointed as Directors and designated as Class III Director on 30th May, 2006), will retire from office at the AGM pursuant to Article 90 of the Articles of Association, and will all offer themselves for re-election.

6.	In relation to Resolution 5, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing the Notice.

7.	By Resolutions 4 and 6, approval is being sought from the shareholders of the Company, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 5, as more particularly described in Resolutions 4 to 6.

By Order of the Board

Semiconductor Manufacturing International Corporation

Anne Wai Yui Chen

Company Secretary

Hong Kong, 30th April, 2007

Principal place of business:

18 Zhangjiang Road

PuDong New Area

Shanghai 201203

People’s Republic of China

Registered Office :

P. O. Box 309 GT

Ugland House, George Town

Grand Cayman

Cayman Islands

Members of the Board:

Yang Yuan Wang as Chairman and independent non-executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and executive Director of the Company; Fang Yao as non-executive Director of the Company; and Ta-Lin Hsu, Jiang Shang Zhou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Albert Y. C. Yu as independent non-executive Directors of the Company.

*	For identification purposes only